Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

December 31, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 31, 2018 The Nasdaq Stock Market (the "Exchange") received from Sanofi (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one-half of one ordinary share, par value €2 per share
Ordinary shares, par value €2 per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery

*Not for trading, but only in connection with the listing of the American Depositary Shares on The NASDAQ Stock Market LLC. The American Depositary Shares represent the right to receive one-half of one Sanofi ordinary share and have been registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American Depositary Shares are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.